LOREN P. HANSEN
A PROFESSIONAL CORPORATION
ATTORNEY AT LAW
1301 DOVE STREET, SUITE 370
TELEPHONE:	NEWPORT BEACH, CALIFORNIA 92660	CELL PHONE
(949) 851-6125	lphansen@lphansenlaw.com	(949) 275-1145

May 3, 2017

CONFIDENTIAL SUBMISSION	Confidential Submission
Pursuant to
Draft Registration Statement	Title I, Section 106 under the
U.S. Securities and Exchange Commission	Jumpstart Our Business Startups Act
100 F Street, N.E.	and Section 24(b)(2) of the
Washington, D.C. 20549	Securities Exchange Act of 1934

Re:	RBB Bancorp
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On Behalf of RBB Bancorp, a California corporation (the “Company’), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the Jobs Act, the Company is an ”emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2016. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the staff, provided the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Yee Phong (Alan) Thian

Chairman, President and Chief Executive Officer

RBB Bancorp

660 S. Figueroa Street, Suite 1888

Los Angeles, California 90017

(213) 627-9888

With copies to:

Loren P. Hansen Loren P. Hansen, APC 1301 Dove Street, Suite 370 Newport Beach, California 92660 (949) 851-6125	David Morris Executive Vice President and Chief Financial Officer RBB Bancorp 660 S. Figueroa Street, Suite 1888 Los Angeles, California 90017 (213) 627-9888	Norman B. Antin Jeffrey D. Haas Holland & Knight LLP 800 17th Street NW, Suite 1100 Washington DC 20006 (202) 955-3000

Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen
Loren P. Hansen

cc:	Yee Phong (Alan) Thian, Chairman, President and Chief Executive Officer, RBB Bancorp
David Morris, Chief Financial Officer, RBB Bancorp
Mr. Norman Antin, Holland & Knight
Mr. Jeffrey Haas, Holland & Knight